UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012.

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 1-303

The Kroger Co. 401(k) Retirement Savings Account Plan

1014 Vine Street

Cincinnati, OH 45202

(Full title of the plan and the address of the plan)

The Kroger Co.

1014 Vine Street

Cincinnati, OH 45202

(Name of issuer of the securities held pursuant to the

plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

THE KROGER CO. 401(K) RETIREMENT

SAVINGS ACCOUNT PLAN

Financial Statements

And

Supplemental Schedules

December 31, 2012 and 2011

With

Report of Independent Registered

Public Accounting Firm

THE KROGER CO. 401(K) RETIREMENT SAVINGS ACCOUNT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Administrative Committee of

The Kroger Co. 401(k) Retirement Savings Account Plan:

We have audited the accompanying statement of net assets available for benefits of The Kroger Co. 401(k) Retirement Savings Account Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012 and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2012 are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the  financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
July 1, 2013

THE KROGER CO. 401(K) RETIREMENT SAVINGS ACCOUNT PLAN

 Statements  of Net Assets Available for Benefits

December 31, 2012 and 2011

(In Thousands)

	2012	2011

Assets:
Cash	$1,129	$811
Investments, at fair value:
Interest in Master Trust	2,234,318	1,802,418

Receivables:
Employer contributions	52,584	48,904
Notes receivable from participants	44,836	40,959
	97,420	89,863

Total assets	2,332,867	1,893,092

Liabilities:
Administrative fees payable	255	623

Net assets available for benefits at fair value	2,332,612	1,892,469

Adjustment from fair value to contract value for interest in Master Trust relating to investment contracts	(20,379)	(13,900)

Net assets available for benefits	$2,312,233	$1,878,569

See accompanying notes to financial statements.

THE KROGER CO. 401(K) RETIREMENT SAVINGS ACCOUNT PLAN

 Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2012 and 2011

(In Thousands)

	2012	2011

Additions:
Participant contributions	$169,668	$156,135
Employer contributions	137,977	128,714
Other contributions	519	—

Investment income (loss) - participation in Master Trust	268,486	(10,844)
Interest income on notes receivable from participants	1,722	1,660

Deductions:
Benefits paid to participants	(142,937)	(105,998)
Administrative expenses	(1,771)	(1,444)

Net increase	433,664	168,223

Net assets available for benefits:
Beginning of year	1,878,569	1,708,203

Transfers from other plan	—	2,143

End of year	$2,312,233	$1,878,569

See accompanying notes to financial statements.

THE KROGER CO. 401(K) RETIREMENT SAVINGS ACCOUNT PLAN

Notes to Financial Statements
(All dollar amounts are in thousands)

1.               Description of Plan:

The following description of The Kroger Co. 401(k) Retirement Savings Account Plan (Plan) provides only general information.  Participants should refer to the plan document for a more complete description of Plan provisions.

General

The Plan, which began January 1, 2007, is sponsored by The Kroger Co., an Ohio corporation, and its wholly-owned subsidiaries (collectively the Company).  The Plan is a defined contribution plan covering all employees of the Company who have attained age 21, have been employed 30 days, and have completed 72 hours of service within the 30-day period, excluding those employees eligible to participate under another defined contribution pension plan or defined benefit pension plan sponsored by the Company.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Participant

Subject to certain limits, participants may contribute up to 75% of compensation per pay period to the Plan.  It is at the discretion of participants to modify and direct investments.  Participants are eligible to make catch-up contributions beginning in the year in which they reach age 50.  Participants are also permitted to deposit into the Plan distributions from other qualified plans.

Employer

The employer will credit the participant’s account with a match and/or an automatic contribution if the participant meets the eligibility requirements.  The matching contribution is 100% of the first 3% of the participant’s plan compensation contributed as a salary redirection contribution, plus 50% of the next 2% of the participant’s plan compensation contributed as a salary redirection contribution.  At the end of each plan year, the employer will, if necessary, make a “true-up” matching contribution in the first quarter of the following year.  Subject to certain limits, the Company also pays an automatic contribution of 1% or 2% based on the participant’s years of vesting service.

Participant Accounts

Each participant account is credited with the participant contribution, matching contribution (if any), automatic contribution, and an allocation of Plan earnings or losses.  Allocations of earnings or losses are based upon the performance of the investment funds chosen by the participant.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

With the exception of amounts transferred from The Little Clinic LLC 401(k) Plan, all employee contributions, employer matching contributions, transferred accounts, and rollover accounts are fully vested at all times.  The participant’s vested interest in all automatic contributions, if any, will be determined based upon the participant’s years of vesting service with the employer.

In regards to transfers from The Little Clinic LLC 401(k) Plan to this Plan, effective January 1, 2011, the vested percentage of the portion of the participant’s matching account from The Little Clinic LLC 401(k) Plan shall be determined by years of service.

Benefits

Payment of benefits can be made under various methods, depending upon the reason for the distribution, such as termination of service, death, or retirement, as well as other factors.  At termination, those participants with a balance of less than or equal to one thousand dollars will receive a single lump sum distribution.  Absent specific elections by the participant, those with balances greater than one thousand dollars and less than or equal to five thousand dollars shall be distributed, in the form of a direct rollover, to an individual retirement account designated by the Plan Administrator.  Those with balances greater than five thousand dollars may elect to leave their funds in the Plan or choose other options.  Participants are entitled to benefits beginning at normal retirement age (generally age 65).  Benefits are recorded when paid.

Notes Receivable from Participants

The Plan permits participants to borrow from their vested account less all vested automatic contributions and matching contributions.  The maximum amount that may be borrowed is the lesser of fifty thousand dollars or 50% of the vested balance of the account.  Loan terms range from 1 - 4 years or up to 6 years for the purchase of a primary residence.  The loans are collateralized by the balance in the participant’s account and bear interest at a rate of Prime plus 1.0%.  The rate is changed quarterly and the Prime rate used for a quarter is the Prime rate on the last business day of the previous quarter.  Principal and interest are paid through periodic payroll deductions.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Forfeitures

Forfeited balances shall be applied in the following order: to restore the accounts of any participants who return to service of the employer and again become eligible employees prior to incurring a five year period of severance, to reduce administrative expenses of the Plan, and to reduce any Company Automatic Contributions for the Plan year. The balance of forfeitures was $3 and $397 at December 31, 2012 and 2011, respectively. For 2012, $3 is being held to be used to reduce administrative services of the Plan.

2.               Summary of Significant Accounting Policies:

Basis of accounting

The financial statements of the Plan are prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Master Trust

The investments of the Plan, along with investments of other plans of The Kroger Co. and its subsidiaries, are pooled for investment purposes in a master trust pursuant to an agreement dated July 1, 2004, between Bank of America, N.A., as successor in interest to Merrill Lynch Bank & Trust Co., FSB, the trustee, and the Company — The Kroger Defined Contribution Plan Master Trust (the Master Trust).

Investment valuation and income recognition

The Plan’s investments within the Master Trust are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Plan’s Administrative Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and custodian.  See Note 6 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis.  Gains or losses on sales of securities are based on average cost.  Dividends are recorded on the ex-dividend date.  Income from other investments is recorded as earned.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate a permitted transaction under the terms of the Plan.  The Plan invests in investment contracts through the Master Trust.  The Statement of Net Assets Available for Benefits presents the fair value of the investment in the Master Trust as well as the adjustment of the investment in the Master Trust from fair value to contract value relating to investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Actual results may differ from those estimates.

Administrative expenses

The Plan will pay the administrative costs and expenses of the Plan, including the trustee and management fees.  Any expenses that are unable to be allocated to participants are paid by the Company and are excluded from these financial statements.  Fees related to the administration of notes receivable from participants and distributions to participants are charged directly to the participant’s account and are included in administrative expenses.

Subsequent events

The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through the date on which the financial statements were available to be issued.

Reclassification

Certain amounts in the prior year’s financial statements have been reclassified for comparative purposes to conform to the presentation of the current year financial statements.

3.               Investments:

The Plan provides for participant directed investments into common stock of The Kroger Co., mutual funds, collective trusts, stable value funds, and certain retirement date funds, through the investment in the Master Trust.  Investments that represent 5% or more of the Plan’s net assets as of December 31, 2012 and 2011 are as follows:

	2012	2011

Interest in Master Trust, at fair value	$2,234,318	$1,802,418

Included in investment income (loss) from the Plan’s participation in the Master Trust is appreciation of $254,789 and depreciation of $(25,024) at December 31, 2012 and 2011, respectively.

4.     Investment Contracts:

The Master Trust holds several synthetic investment contracts which are managed by investment fund managers.  The Master Trust also purchases wrapper contracts from financial institutions which provide assurance that crediting rates will never be less than zero.

All Plans have an undivided interest in each investment contract.  The investment contracts are fully benefit responsive.  A fully benefit-responsive investment provides a liquidity guarantee by a financially responsible third party of principal and previously accrued interest for liquidations, transfers, loans, or withdrawals initiated by Plan participants under the terms of the ongoing Plan.  Certain employer-initiated events (i.e. layoffs, mergers, bankruptcy, Plan termination) are not eligible for the liquidity guarantee.

In general, issuers may terminate the investment contracts and settle at other than contract value if the qualification status of the employer or plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The following information relates to the Master Trust interest in investment contracts:

	2012	2011

Contract value	$1,095,981	$1,071,756
Fair value	$1,178,316	$1,131,141
Crediting interest rate range	.01% to 5.74%	.02% to 6.39%
Current crediting rate	3.13%	3.26%
Average yield	2.86%	3.02%

The crediting interest rate range for the investment contracts is based upon the contract rate or a predetermined formula that factors in duration, market value, and book value of the investment.  Certain of the crediting rates are adjusted quarterly.  The minimum crediting interest rate for these investments is zero.

5.   Master Trust:

The following is financial information with respect to the Master Trust:

December 31, 2012 and 2011 investment holdings (at fair value):

	2012	2011

Common stock	$1,352,432	$1,287,760
Mutual funds	389,011	329,616
Cash and equivalents	107,699	124,774
Fixed maturity synthetic guaranteed investment contracts	126,433	116,772
Constant duration synthetic guaranteed investment contracts	944,185	889,594
Collective trusts	499,332	428,460
Retirement date funds	1,491,523	1,164,530

	$4,910,615	$4,341,506

The net investment income of the Master Trust for the years ended December 31, 2012 and 2011 is summarized as follows:

	For the year ended December 31, 2012
		Net
	Dividends	Appreciation	Total

Common stock	$20,105	$120,153	$140,258
Mutual funds	4,839	55,473	60,312
Cash and equivalents	3,016	—	3,016
Fixed maturity synthetic guaranteed investment contracts	3,540	—	3,540
Constant duration synthetic guaranteed investment contracts	26,431	—	26,431
Collective trusts	—	67,243	67,243
Retirement date funds	—	204,021	204,021

	$57,931	$446,890	$504,821

	For the year ended December 31, 2011
		Net
		Appreciation
	Dividends	(Depreciation)	Total

Common stock	$18,038	$80,608	$98,646
Mutual funds	8,714	(42,696)	(33,982)
Cash and equivalents	4,079	—	4,079
Fixed maturity synthetic guaranteed investment contracts	3,817	—	3,817
Constant duration synthetic guaranteed investment contracts	29,085	—	29,085
Collective trusts	—	(2,503)	(2,503)
Retirement date funds	—	(13,774)	(13,774)

	$63,733	$21,635	$85,368

The underlying investments within the synthetic contracts include corporate, government and mortgage backed debt securities.

As of December 31, 2012 and 2011, the Plan’s interest in the net assets of the Master Trust was 45.50% and 41.51%, respectively.  The Master Trust allocates individual assets to each plan participating in the Master Trust arrangement.  Therefore, the investment results of the Plan may not reflect its proportionate interest in the Master Trust.

6.   Fair Value Measurements:

For financial statement elements currently required to be measured at fair value, Financial Accounting Standards Board (FASB) defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standards define fair value as the price that would be received to sell an asset or paid to transfer a liability (exit price) regardless of whether an observable liquid market price exists.

FASB establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:

•                  Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•                  Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities.

•                  Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2012 and 2011.

•                  Cash and cash equivalents: The carrying value approximates fair value.

•                  Common Stocks: The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

•                  Mutual Funds: The fair values of these securities are primarily based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

•                  Guaranteed Investment Contracts: The investments include cash and cash equivalents, fixed maturity guaranteed investment contracts (GICs) and constant duration GICs. The fair value of the investments is calculated using the present value of the contract’s future cash flow values discounted by comparable duration Wall Street Journal GIC Index rates. Fair values for variable synthetic GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable swap rates. Fair values for constant duration synthetic GICs are calculated using the market values provided by the external investment managers.

•                  Collective Trusts: The collective trust funds are public investment vehicles valued using a Net Asset Value (NAV) provided by the manager of each fund.  The NAV is based on the underlying net assets owned by the fund, divided by the number of shares outstanding.  The NAV’s unit price is quoted on a private market that is not active.  However, the NAV is based on the fair value of the underlying securities within the fund, which are traded on an active market, and valued at the closing price reported on the active market on which those individual securities are traded. The significant investment strategies of the funds are as described in the financial statements provided by each fund. There are no restrictions on redemptions from these funds.

•                  Retirement Date Funds: Retirement date funds are made up of investments in mutual funds, custom funds, and collective trusts, and are valued in a manner consistent with that described above.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

While all the investments of the participating plans are deemed part of the Master Trust, each plan does maintain a separate accounting of its share of the investments in the Master Trust.

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2012:

	Assets at Fair Value as of December 31, 2012 Using:
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:
Interest in Master Trust:	$4,910,615
Common Stock:
Kroger Co common shares		$1,010,758
Large Cap Funds		341,674
Mutual Funds:
Small and Mid Cap Funds		49,127
Balanced Funds		127,623
Non US/Global Stock		212,261
Cash and cash equivalents		107,699
Fixed maturity GICs			$126,433
Constant duration GICs			944,185
Collective trusts:
Large Cap Funds			251,799
Mid Cap Funds			87,049
Small Cap Funds			71,518
International Funds			48,024
Bond Funds			40,942
Retirement Date Funds:
Balanced Funds			1,491,523

Total investments	$4,910,615	$1,849,142	$3,061,473	$—

The GICs shown above include wrap contracts, the fair value of which is immaterial.

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2011:

	Assets at Fair Value as of December 31, 2011 Using:
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:
Interest in Master Trust:	$4,341,506
Common Stock:
Kroger Co common shares		$981,238
Large Cap Funds		306,522
Mutual Funds:
Small and Mid Cap Funds		42,776
Balanced Funds		112,376
Non US/Global Stock		174,464
Cash and cash equivalents		124,774
Fixed maturity GICs			$116,772
Constant duration GICs			889,594
Collective trusts:
Large Cap Funds			223,126
Mid Cap Funds			75,932
Small Cap Funds			62,419
International Funds			41,198
Bond Funds			25,785
Retirement Date Funds:
Balanced Funds			1,164,530

Total investments	$4,341,506	$1,742,150	$2,599,356	$—

The GICs shown above include wrap contracts, the fair value of which is immaterial.

Fair Value of Investments in Entities that Use NAV

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2012 and 2011, respectively.

			Redemption
		Unfunded	Frequency (if	Redemption
December 31, 2012	Fair Value	Commitments	currently eligible)	Notice Period

Collective trust fund — S&P 500 Index Fund	$251,799	n/a	Daily	1 day

Collective trust fund — S&P 400 Index Fund	$87,049	n/a	Daily	1 day

Collective trust fund — Russell 2000 Index Fund	$71,518	n/a	Daily	1 day

Collective trust fund — Aggregate Bond Index Fund	$40,942	n/a	Daily	1 day

Collective trust fund — EAFE Index Fund	$48,024	n/a	Daily	1 day

Retirement date funds(a)	$1,491,523	n/a	Daily	1 day

			Redemption
		Unfunded	Frequency (if	Redemption
December 31, 2011	Fair Value	Commitments	currently eligible)	Notice Period

Collective trust fund — S&P 500 Index Fund	$223,126	n/a	Daily	1 day

Collective trust fund — S&P 400 Index Fund	$75,932	n/a	Daily	1 day

Collective trust fund — Russell 2000 Index Fund	$62,419	n/a	Daily	1 day

Collective trust fund — Aggregate Bond Index Fund	$25,785	n/a	Daily	1 day

Collective trust fund — EAFE Index Fund	$41,198	n/a	Daily	1 day

Retirement date funds(a)	$1,164,530	n/a	Daily	1 day

(a)         The primary objective of these funds is to provide an appropriate asset mix for a participant given the participant’s age and retirement year. The underlying assets of the funds consist of mutual funds, collective trusts, and separate account vehicles. As time moves closer to a participant’s retirement date, the investments in the funds are adjusted automatically to become more conservative, with a higher portion invested in bonds and shorter-term investments and less in stocks. The investments in the funds are reviewed regularly and adjusted as necessary. The focus of the funds changes from growing assets to generating income and protecting investments as the retirement date approaches.

7.     Income Tax Status:

The Plan has applied for a determination letter in January 2011 but has not yet received a response.  The plan administrator believes that the Plan currently is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code (IRC). Therefore, no provision of income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for the years prior to 2009.

8.              Risks and Uncertainties:

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

9.              Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA.  In the event of any total or partial termination or discontinuance, the accounts of all affected participants shall remain fully vested and non-forfeitable.

10. Related-party and Party-in-interest Transactions:

The Plan’s portion of its interest in the Master Trust included $150,438 and $136,319 of The Kroger Co. common shares at December 31, 2012 and 2011, respectively, at fair value.

The Plan purchased 3,126,611 and 2,924,572 common shares of The Kroger Co. at a cost of     $73,641 and $67,742 in 2012 and 2011, respectively, through its interest in the Master Trust.

The Plan sold 2,932,258 and 2,858,121 common shares of The Kroger Co. for $69,647 and $66,959 with a realized gain of $2,565 and $2,593 in 2012 and 2011, respectively, through its interest in the Master Trust.

Bank of America, N.A. and Merrill Lynch provide recordkeeping and investment management services to the Plan.  Therefore, transactions with Bank of America, N.A. and Merrill Lynch qualify as party-in-interest transactions.

11. Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	2012	2011
Net assets available for benefits per the financial statements	$2,312,233	$1,878,569

Adjustment from contract value to fair value for investments in Master Trust	20,379	13,900

Net assets available for benefits per the Form 5500	$2,332,612	$1,892,469

Net investment gain (loss) from master trust investment accounts on the Form 5500 will also reflect these adjustments.

12.        Plan Amendment:

Effective January 1, 2011, the Plan was amended to allow current employees of The Little Clinic LLC to participate in the Plan and to authorize and accommodate the merger of The Little Clinic LLC 401(k) Plan in the Plan.  As a result, during 2011, approximately $2,143 was transferred into the Plan.

THE KROGER CO. 401(K) RETIREMENT SAVINGS ACCOUNT PLAN

EIN: 31-0345740     Plan Number: 010

Schedule H, line 4a - Schedule of Delinquent Participant Contributions

Year Ended December 31, 2012

(In Thousands)

			Total that Constitute Nonexempt Prohibited
Plan Year	Participant Contributions Transferred Late to Plan		Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP & PTE 2002-51

2008	$4,382	*	$—	$4,382	$—	$—
2009	$5,144	*	$—	$5,144	$—	$—

 *  Indicates that participant loan repayments are included.

THE KROGER CO. 401(K) RETIREMENT SAVINGS ACCOUNT PLAN

EIN: 31-0345740     Plan Number: 010

Schedule H, Part IV, 4i - Schedule of Assets (Held at End of Year)

December 31, 2012

(In Thousands)

(a)	(b),(c) Investment description	(d) Cost	(e) Current value

	Interest in Master Trust	**	$2,234,318

*	Participant loans, 4.25% to 10.5%, 1-6 year maturities	—	44,836

			$2,279,154

*	Indicates party-in-interest to the Plan.
**	Cost of assets is not required to be disclosed as investment is participant directed.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 1, 2013
THE KROGER CO. 401(k) RETIREMENT
SAVINGS ACCOUNT PLAN

	By:	/s/ Paul Heldman
Paul Heldman
Chairman of the Administrative Committee

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Independent Registered Public Accounting Firm